September 24, 2015

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs, Assistant Director
Ji Shin, Attorney-Advisor
Stephen Krikorian, Accounting Branch Chief
Juan Migone, Staff Accountant

Re:	Apptio, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 21, 2015
CIK No. 0001419625

Ladies and Gentlemen:

On behalf of Apptio, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 17, 2015, relating to the Company’s Confidential Draft Registration Statement on Form S-1 (CIK No. 0001419625) submitted to the Commission on August 21, 2015.

On behalf of the Company, we are concurrently submitting on a confidential basis via EDGAR a revised draft of the Registration Statement (the “Registration Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Registration Statement (against the August 21, 2015 submission). The Registration Statement, as confidentially submitted via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Cover Page

1.	Please expand the disclosure on the prospectus cover page and Prospectus Summary to briefly identify who owns your Class B common stock.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page. The Company respectfully draws the Staff’s attention to its disclosure in the first full paragraph on page 8 of the Prospectus Summary where it identifies the persons who will own its Class B common stock.

Prospectus Summary, page 1

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September 24, 2015

2.	Please provide qualitative or quantitative support for these statements. To the extent such assertions are management’s belief, please clarify.

•	“We are the leading provider of Technology Business Management solutions”

•	“We pioneered the TBM software category”

•	“We provide the business system of record used by IT organizations”

•	“The TBM Council has become the leading community for CIOs, IT professionals and IT finance professionals in the world”

In response to the Staff’s comment, the Company is supplementally providing the Staff with third-party support for the first, second and fourth bulleted statements above attached hereto as Exhibit A. To expedite the Staff’s review, the Company has marked such supplementally provided third-party support so that the Staff can readily locate and review the cited information.

The Company supplementally advises the Staff that it believes it is the “leading provider of Technology Business Management solutions” given the Company’s background and comparison in revenue, number of employees and number of clients reviewed in Gartner’s Market Guide for IT Financial Management Tools, dated July 28, 2015 (“Gartner Report”). IT Financial Management tools is a subset of the Technology Business Management market and the Gartner Report discusses vendors for the IT Financial Management market. According to the Gartner Report, the total 2014 revenue for vendors in the IT Financial Management tool market is estimated to be between $250 million and $350 million. As disclosed in the Registration Statement, the Company’s 2014 revenue was $106 million in 2014. According to the Gartner Report, the nearest competitor for which revenue information was reported had $65 million in revenue in 2014 and each of the next three nearest competitors had revenue of less than $20 million in 2014. Therefore, the Company represents between 30% and 42% of all 2014 revenue in the IT Financial Management tool market with the next closest vendor for which revenue information was reported had approximately 60% of the Company’s size in terms of revenue.

The Company supplementally advises the Staff that it also believes that the Company “pioneered the TBM software category” because prior to the Company’s release of its first application in 2008, the Company is not aware of any third party that provided purpose built TBM solutions. At the time of the founding of the Company, the Company’s founders met with several IT leaders who identified an unmet business need: IT leaders needed a system of record that would provide them with insight into costs, capacity and utilization of their technology investments so that they could analyze, optimize and plan technology investments, and to benchmark their financial and operational performance against peers to make data-driven decisions. While some of these IT leaders attempted to manage their investments manually using spreadsheets or general purpose business intelligence tools, others did not even try. Therefore, the Company’s founders built the Company’s first TBM solutions with the intent to provide this system of record for IT leaders, comparable to the systems of record leveraged by other enterprise functions such as sales, human resources and finance. In addition, the Company has frequently been recognized in the press for pioneering the Technology Business Management software category.

The Company supplementally advises the Staff that a “system of record” is generally understood to mean an information storage system that is the authoritative data source for a given data element or piece of information, and a “system of record” is frequently deployed by certain enterprise functions (such as sales, human resources and finance) as the authoritative data source for information with respect to those enterprise functions. The Company built its solutions with the intent to provide a business “system of record” for IT organizations. Based on the

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September 24, 2015

Company’s numerous interactions with its customers and thought leaders in the IT community, including members of the board of directors of the Technology Business Management Council, or TBM Council, the Company believes that its solutions provide a “system of record” for its customers.

The Company supplementally advises the Staff that the Company also believes that the TBM Council is the leading community for CIOs, IT professionals and IT finance professionals in the world. The Company is not aware of any other organization with a similar mission to the TBM Council that rivals the TBM Council in terms of membership or development of standards and best practices. The Company’s belief is based on many factors, including the factors set forth below.

•	The TBM Council’s current and prior board of directors consists of many high profile IT thought leaders, including current or former CIOs of various Fortune 100 Companies (including DIRECTV, ExxonMobil, Visa, Microsoft, Goldman Sachs, Univision Communications, First America, Cisco, Time Warner, DuPont and Nike) and highly regarded academic institutions (including the University of Pennsylvania).

•	The TBM Council has over 1,700 members and hosts annual TBM conferences both domestically and internationally where guest speakers often include other Fortune 100 CIOs, including announced speakers for the upcoming 2015 TBM conference from companies like AOL, Coca-Cola, Amazon and Hewlett-Packard (HP).

•	The TBM Council has published materials to establish best practices for Technology Business Management, which include a TBM Council Blog and their book: Technology Business Management: How Innovative Technology Leaders Apply Business Acumen to Drive Value.

•	The TBM Council formed a partnership with McKinsey & Company to introduce a new and improved version of the Technology Business Management (TBM) Index to reflect the TBM best practices. This new TBM Index is derived from hundreds of TBM enterprise applications and is further enhanced by new insights based on a series of in-depth interviews with IT leaders conducted by McKinsey & Company in spring 2015.

Special Note Regarding Forward-Looking Statements, page 42

3.	You state that neither you nor the underwriters have independently verified the accuracy or completeness of any third-party information. Please revise such statement as necessary so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data you elect to include in the filing.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Registration Statement.

4.	We have received the Gartner reports referenced in the registration statement. Please tell us whether these reports were prepared for you or for this offering.

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September 24, 2015

The Company advises the Staff that the Gartner reports referenced in the Registration Statement were neither prepared for the Company nor for the offering contemplated by the Registration Statement.

5.	Please explain your statement that the Gartner Reports “represent data” but “are not representations of fact.”

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Registration Statement.

Use of Proceeds, page 44

6.	You disclose that you will use the net proceeds from the offering for working capital and other general corporate purposes, including making investments in your sales, marketing, professional services and product development organizations. Please tell us what consideration you have given to disclosing the amount of proceeds that you plan to use for each of these areas. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 54

7.	We note your disclosure on page 14 that your business model depends on the renewals of subscriptions from customers. Please tell us what consideration you have given to including a discussion of historical renewal rates for the periods presented in addition to your discussion of net subscription dollar retention rate.

The Company respectfully submits that it believes that the net subscription dollar retention rate that it discloses provides more meaningful information to investors than historical renewal rates based on customers. As the Company has noted on pages 1 and 80, as well as elsewhere in the Registration Statement, its customers range in size with annual IT expenditures from less than $10 million to billions of dollars and the Company believes that future adoption of its standardized IT operating model will further increase the diversity of its customer base. In addition, the Company typically sells a subset of the five applications it offers and seeks to sell additional applications over time. As a result, the extent to which the Company retained or lost customers over a particular period may not correlate with the changes in revenue or potential revenue in that period or future periods, and therefore does not provide useful insights into the Company’s customers’ value or potential value. In a given period, the Company may fail to retain a large number of smaller customers during a period but add or expand its subscriptions with a few large customers and see a significant increase in its current or potential future revenue. Conversely, the Company may retain the vast majority of its customers during a period, but fail to retain a small number of large customers and see a decrease in current or potential future revenue. For these reasons, the Company believes that historical renewal rates based on number of customers could potentially be misleading to investors in providing shifts in customer numbers, either up or down, that would not be indicative of changes in revenue. The Company’s net subscription dollar retention rate, in contrast, is weighted based on the revenue associated with

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September 24, 2015

customer subscriptions and therefore provides meaningful information for investors regarding the impact of customer activity and retention during the year on the Company’s potential future financial results. In light of this, the Company believes that its approach of disclosing the general progression of the Company’s customer count since its formation, coupled with the Company’s net subscription dollar retention rate on an annual basis, provides investors with broad and meaningful insight into the Company’s business and trends affecting the business.

Number of Customers, page 54

8.	Please tell us whether amounts generated from distributors or resellers contribute significantly to your overall revenues.

The Company advises the Staff that amounts generated from distributors and resellers do not contribute materially to the Company’s revenue.

Business, page 79

General

9.	We note your disclosure that 22% of your revenue was derived from customers located outside North America. Please provide the information required by Item 101(d) of Regulation S-K or a cross-reference to your financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 52 of the Registration Statement.

10.	We refer to the first risk factor on page 35 regarding sales to U.S. federal, state, local and foreign governments. Please provide a description of any material portion of the business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the Government. See Item 101(c)(1)(ix) of Regulation S-K.

The Company advises the Staff that the portion of its business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government is not material currently.

Management

Director Independence, page 100

11.	We note your disclosure that the board of directors determined that Mr. Bogan satisfies the independence standards under applicable SEC rules and that he will serve on both the audit and compensation committees. Please provide us with your analysis in support of the board’s determination that he will satisfy the independence requirements for both committees in light of the fact that Mr. Bogan is a venture partner at Greylock Partners, which owns approximately 16.7% of your Class B stock prior to the offering. See Exchange Act Rules 10A-3(b)(1) and 10C-1(b)(1).

In making the determination that Mr. Bogan is independent under the rules of the Commission, the Company’s board of directors (the “Board”) broadly considered all relevant facts and circumstances, including the

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September 24, 2015

requirements of Rules 10A-3(b)(1) and 10C-1(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In affirmatively determining the independence of Mr. Bogan for purposes of his service on the audit committee, in accordance with Rule 10A-3(b)(1), the Board considered, among other factors, (i) whether Mr. Bogan has received, directly or indirectly, any consulting, advisory, or other compensatory fee from the Company or any subsidiary of the Company and (ii) whether Mr. Bogan is affiliated with the Company or any subsidiary thereof. In affirmatively determining the independence of Mr. Bogan for purposes of his service on the compensation committee, in accordance with Rule 10C-1(b)(1), the Board considered all factors specifically relevant to determining whether Mr. Bogan had a relationship to the Company that was material to his ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to the source of his compensation and whether Mr. Bogan is affiliated with the Company, a subsidiary of the Company, or an affiliate of a subsidiary of the Company.

The Company respectfully advises the Staff that Mr. Bogan has previously received equity compensation in connection with his service on the Board and will following the offering contemplated by the Registration Statement receive compensation for such service in accordance with the director compensation policy the Company expects to adopt. However, Mr. Bogan has not received and is not expected to receive any consulting, advisory, or other compensatory fee from the Company or any subsidiary of the Company, for service to the Company in any other capacity or in a manner that would preclude Mr. Bogan from being an “independent director” within the meaning of the rules of any national securities exchange.

In addition, the Company respectfully advises the Staff that when considering whether Mr. Bogan is an affiliate of the Company or any subsidiary thereof, the Board considered, among other things, (i) whether Greylock Partners is an affiliate of the Company or any subsidiary thereof and (ii) whether Mr. Bogan’s relationship with Greylock Partners would cause Mr. Bogan to be deemed an affiliate of the Company or any subsidiary of the Company.

As of June 30, 2015, Greylock Partners beneficially owned approximately 16.7% of the Company’s common stock and voting power on an as-if converted basis; however, Greylock Partners’ ownership will be diluted as a result of the offering. The extent of this dilution will depend on the initial price to the public of the shares sold in the offering as well as the number of shares offered. Based on a number of assumptions, the Company currently anticipates that following the offering, Greylock Partners will beneficially own no more than 14% of the Company’s common stock and its voting power would not materially change. We note that Greylock Partners’ beneficial ownership is likely to exceed the 10% safe harbor established pursuant to Rule 10A-3(e)(1)(ii)(A)(1); however, Rule 10A-3(e)(1)(ii)(B) provides that such safe harbor does not create a presumption in any way that a person exceeding the ownership requirement controls or is otherwise an affiliate of the Company. We anticipate that at least two other stockholders will have an ownership interest of an amount greater than Greylock Partners at the closing of the offering (Madrona Venture Group and Sunny Gupta, the chief executive officer of the Company). There is no agreement, and the Company has no current expectation that there will be any agreement, amongst these parties regarding the governance of the Company that would be in place following the contemplated offering. In addition, Greylock Partners’ right to designate a director to serve as a member of the Board pursuant to the voting agreement will terminate upon the closing of the contemplated offering. The Company respectively submits that based on the facts and circumstances surrounding the Company’s capitalization structure and the anticipated offering parameters, Greylock Partners will not be in a position to control the Company following completion of the offering and therefore is not an affiliate of the Company.

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September 24, 2015

However, even if one were to assume Greylock Partners was an affiliate of the Company, the Company respectively submits that Mr. Bogan does not have a relationship with Greylock Partners that would deem him to be an affiliate of the Company pursuant to Rule 10A-3(e)(1)(iii). Although Mr. Bogan previously served as a venture partner at Greylock Partners, his service in this role terminated on December 31, 2014 and Mr. Bogan currently has no employment or consulting relationship with Greylock Partners. From January 2010 until December 2012 during his service as a venture partner at Greylock Partners, Mr. Bogan received a consulting fee of $50,000 per year from Greylock Partners in connection with his service on boards of directors of companies in which Greylock Partners had invested. However, all such payments terminated in December 2012, and Mr. Bogan currently receives no compensation from Greylock Partners for his service on the Board as the director designated by Greylock Partners (other than reimbursement by Greylock Partners for expenses incurred in connection with his service as a director of the Company). In addition, Mr. Bogan is not a general partner or managing member of Greylock Partners. We note that Mr. Bogan does have an economic interest in certain Greylock Partners funds, including Greylock XII Limited Partnership and Greylock XII-A Limited Partnership; however, Mr. Bogan does not have voting or investment power over the shares held by such entities and, accordingly, such shares.

Finally, the Board does not believe that Mr. Bogan has a relationship with the Company that places him under the direct or indirect control of the Company or its management or that would create a relationship which would impair his ability to make independent judgments about the Company’s executive compensation. The Company respectively submits that Mr. Bogan currently serves as the full time chief executive officer of Adaptive Insights, Inc., a SaaS company that is not affiliated with the Company.

Principal Stockholders, page 123

12.	Footnotes (1), (4) and (10) include disclaimers of beneficial ownership except to the extent of the beneficial owners’ pecuniary interests therein. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Please revise. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3(a).

In response to the Staff’s comment, the Company has revised the disclosure on page 125 and 126 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 1. Description of Operations and Summary of Significant Accounting Policies

Revenue recognition, page F-12

13.	Please tell us and disclose whether or not your professional services and subscription agreements contain any performance, cancellation, termination, as well as refund-type provisions and your accounting for such provisions.

The Company advises the Staff that its subscription agreements do not generally contain termination for convenience provisions. Subscription agreements are generally only cancellable in the event of a material breach that is not cured within a set period of time, typically 30 days. Absent an uncured material breach resulting in termination, amounts paid under subscription agreements are non-refundable and subscription fees are due over the contracted subscription term.

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Subscription agreements have uptime service level agreements requiring availability of the services, typically 99.5% or greater per month. Failure to meet these service level requirements may provide a customer with the opportunity to request a refund ranging from 5% to 100% of the fees for a given month. Repeated breaches of the service level agreements may also be considered an uncured material breach resulting in a right to terminate the agreement in certain cases. To date, the Company has made only infrequent, de minimis payments to customers for failures to meet service level agreements and, accordingly, does not consider it appropriate to accrue a reserve for such refunds based on historical experience. Any such refund payments have been accounted for as a reduction to revenue in the period the violation is detected.

The Company’s professional services agreements are generally cancellable at any time prior to performance. For professional services performed on an hourly basis, the Company recognizes revenue as work is performed at the stated hourly rate and invoices in the month following performance of services. For professional services performed on a fixed-fee basis, the Company either invoices up front or on a periodic basis as work is completed and recognizes revenue on a percentage of completion basis as services are performed. In the event of a cancellation requiring a refund prior to performance, the Company would offset the refund against deferred revenue.

Professional services agreements also often include provisions to have unsatisfactory services re-performed as a performance related remedy. These rights have been rarely triggered and have generally resulted in immaterial changes to the Company’s revenue recognition.

14.	We note that subscription fees include fees for additional support beyond the standard support that is included in the basic subscription fees, and fees for subscription based online training offerings. Please tell us the nature of the standard support, additional support and online training offerings. In addition, tell us whether or not the revenue streams associated with the fees for additional support and online training have standalone value. In your response, also address your accounting for these additional revenue streams, including how you invoice for these services as well as the timing of your revenue recognition.

The Company advises the Staff that standard support covered by base subscription fees consists of 6:00 am (Pacific time) to 6:00 pm (Pacific time) telephone and email support delivered by a pool of customer support resources, basic post-implementation assistance, issue support and access to the online customer community. Premium support consists of 24x7 access to named support personnel, access to architecture and configuration experts, how-to support and preferred response times. Online training is sold on a named-user basis that entitles the subscriber to access all of the Company’s web-based training content. The revenue streams associated with both premium support and online training are considered to have stand-alone value as they are sold separately from software subscriptions. Both premium support and online training offerings are typically sold as annual subscriptions, invoiced in full at the beginning of the subscription term. Revenue is recognized ratably over the term of the subscription. The Company advises the Staff that revenue derived from premium support and online training each represent less than 1% of total subscription revenue for all periods presented in the Registration Statement.

15.	With regard to multiple deliverable arrangements, please disclose the separate units of accounting, general timing of delivery or performance of service for the significant deliverables within the arrangements as well as that nature of the specific services to be provided. For guidance, please refer to ASC 605-25-50-2(a) through(c).

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September 24, 2015

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 and F-14 of the Registration Statement.

16.	For each significant deliverable you identify, please tell us and include a discussion of the significant factors, inputs, assumptions, and methods used to determine selling price for each unit of accounting. We refer you to ASC 605-25-50-2(e).

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the Registration Statement. The Company advises the staff that for each separate unit of accounting, the Company determines selling price by determining, in order of priority, (1) vendor specific objective evidence (“VSOE”), (2) third party evidence of selling price (“TPE”), or (3) if VSOE and TPE are not available, best estimate of selling price (“BESP”).

The Company has not yet been able to establish VSOE for its subscription and service offerings because it has not historically priced its service offerings within a sufficiently narrow range. In addition, the Company’s pricing strategy differs from that of its peers, and its subscriptions and services contain a significant level of differentiation such that the comparable pricing of other offerings with similar functionality cannot be obtained.

The Company estimates BESP for subscriptions, premium support and online training based on the historical amounts for such deliverables on a stand-alone basis. The BESP for professional services is based on the historical average rate per hour charged, and BESP for in-person training is based on historical amounts on a per-seat basis.

17.	We note that professional services revenue consist of fees associated with the implementation and configuration of the Company’s applications. Please tell us whether or not implementation and configuration fees are essential to the subscription services you provide. Also, clarify whether such services are recognized over the specific customization and implementation period, the contractual term of the subscription or the customer life. We refer you to footnote 39 of ASC 605-10-S99 and SAB Topic 13.A.3(f)-Question 1.

The Company advises the Staff that its implementation and configuration services are not essential to the subscription services provided by the Company and the Company has revised its disclosure on page F-13 accordingly. Implementation and configuration services primarily consist of consultative services, such as data mapping and establishing best practices. Implementation and configuration services do not result in any significant customization or modification of the software platform or user interface.

These professional services are recorded over the period during which the services are provided either as hours are worked, or on a percentage of completion basis. The Company respectfully draws the Staff’s attention to its disclosure in the second full paragraph on page F-14 where it identifies the period over which this revenue is recognized.

18.	We note that deferred revenue consists of unearned revenue related to professional and subscription services. Tell us and consider separately disclosing the amount of deferred revenue related to each of your revenue streams. In addition, tell us what consideration you gave to disclosing the activity within your deferred revenue account, including the amounts of the unearned revenue and refund obligations as of the beginning of each period, the amount of cash received from customers, the amount of revenue recognized in earnings, the amount of refunds paid, other adjustments (with an explanation thereof), and the ending balance of unearned revenue and refund obligations. Refer to Question 1 of SAB Topic 13A4a.

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September 24, 2015

The Company advises the Staff that less than 10% of deferred revenue relates to professional services revenue at each reporting period. The Company has revised the disclosure on pages 75 and F-15 of the Registration Statement to clarify that the substantial majority of deferred revenue is related to subscription revenue. In response to the Staff’s inquiry as to consideration given to disclosing the activity within the Company’s deferred revenue account, the Company advises the Staff that it considered the fact that its subscription agreements are generally non-cancellable; therefore, amounts subject to refund and actual refunds provided are immaterial in all periods presented. Activity within deferred revenue includes invoiced amounts and revenue recognized in earnings each period as services are delivered. As a result, the Company respectfully submits that separately disclosing the activity within its deferred revenue balance will not provide value to investors.

Note 10. Segments, page F-27

19.	We note that subscription revenues include fees for additional support beyond the standard support that is included in the basic subscription fees, and fees for subscription based online training offerings, while professional services revenues include fees for in-person training and TBM Council conference registration and sponsorship fees. To the extent that these individual revenue streams are material, please tell us what consideration you gave to providing the disclosures required by ASC 280-10-50-40.

The Company respectfully advises the Staff that revenues associated with premium support and fees for subscription-based online training each represent less than 1% of subscription revenue for all periods presented. Fees for in person training and fees for TBM Council registration and sponsorship each represent less than 5% of services revenue for all periods presented. The Company has considered these individual revenue streams to be immaterial for separate disclosure, and will reassess the materiality of these revenue streams in future reporting periods.

General

20.	We will process your filing without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the filing when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

The Company acknowledges the Staff’s comment and will provide the price range as soon as practicable.

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comment and will provide the Staff with all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act on a supplemental basis.

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September 24, 2015

22.	Please supplementally provide us with any pictures or graphics to be presented. We may have comments after reviewing the materials. For guidance, refer to our Securities Act Forms Compliance and Disclosure Interpretation 101.02.

The Company acknowledges the Staff’s comment and will submit proofs of all graphic, visual or photographic information it intends to provide in the printed prospectus as soon as practicable.

* * * * *

Securities and Exchange Commission

September 24, 2015

Please direct your questions or comments regarding the Company’s responses or the Registration Statement to Michael Nordtvedt at (206) 883-2524. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Michael Nordtvedt

Michael Nordtvedt

Enclosures

cc (w/encl.):	Kurt Shintaffer
John Morrow
Apptio, Inc.

Andrew Williamson
Alan Hambelton
Cooley LLP

Stephen Sommerville
PricewaterhouseCoopers LLP

Securities and Exchange Commission

September 24, 2015

Exhibit A

Support Materials for Comment 2

Statement	Source Material	Tab
“We are the leading provider of Technology Business Management solutions”	• Gartner’s “Market Guide for IT Financial Management Tools, dated July 28, 2015. http://www.gartner.com/technology/reprints.do?id=1- 2KKHIHG&ct=150803&st=sb%20%20 (see%20 Market%20Direction%20Section)	1
“We pioneered the TBM software category”

•    Forbes articles titled: “Apptio: Switzerland of the Tech Wars” dated August 2, 2011.
http://www.forbes.com/sites/tomtaulli/2011/08/02/apptio-switzerland-of-the-tech-wars/

•    Forbes articles titled: “Apptio Gets IPO-Ready With a $50M Round” dated March 19, 2012.
http://www.forbes.com/sites/tomtaulli/2012/03/19/apptio-gets-ipo-ready-with-a-50m-round/

•    InformationWeek article titled: “Technology Business Management: Nails Down Costs, Find Value” dated November 10, 2014
http://www.informationweek.com/strategic-cio/executive-insights-and-innovation/technology-business-management-nail-down-costs-find-value/a/d-id/1317336?page_number=2

•    CNCB “List of 2014 Disruptors”
http://www.cnbc.com/2014/06/16/disruptors-in-2014-apptio.html

		2
“The TBM Council has become the leading community for CIOs, IT professionals and IT finance professionals in the world”	• TBM Council Leadership http://tbmcouncil.org/about/leadership.html • TBM Council Events http://tbmcouncil.org/events/upcoming-events.html	3

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September 24, 2015

Statement	Source Material	Tab
	• TBM Council Publications http://tbmcouncil.org/about/blog.html http://tbmcouncil.org/learn-tbm/index.html • TBM Council and McKinsey and TBM Council Seeking Best Practices http://www.prnewswire.com/news-releases/tbm-council-and-mckinsey—company-relaunch-tbm-maturity-index-300142671.html?tc=eml_cleartime http://blogs.wsj.com/cio/2012/06/07/cio-management-council-aims-to-create-new-it-benchmark/	3